Teck Cominco Limited
Suite 3300, 550 Burrard Street
Vancouver, BC Canada V6C 0B3

+1 000 000 0000 Dir
+1 604 699 4000 Tel
+1 604 699 4750 Fax
+1 000 000 0000 Mobile
www.teck.com

Teck

March 25th, 2009

Fronteer Development Group Inc.
Fronteer Eurasia Madencilik ltd. Sti
1650 – 1055 West Hastings Street West
Vancouver, B.C.
V6E 3X1

Attention: Mr. Mark O' Dea, President

Dear Mark,

Re: Agreement (the "Halilaga Agreement") dated October 19, 2004 between Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. ("TCAM") and Fronteer Development Group Inc. ("Fronteer")

And Re: Halilaga Property, Turkey

We refer to the Halilaga Agreement, which agreement governs the Halilaga Property as a Designated Property thereunder. By amending letter agreement dated December 17, 2007 (the "**2007 Amendment**") the date by which TCAM was entitled to deliver a 12-2 Earn-Back Notice under (and as defined in) the Halilaga Agreement was extended to the close of business on December 31, 2008. As you know, permitting delays have restricted TCAM from conducting exploration and infill drilling within the Halilaga Property Central Zone at Kestane and, as a result we have discussed with you a further extension of the date by which TCAM is entitled to deliver the 12-2 Earn Back Notice that would enable us to complete that work promptly after such permits are received by TCAM. It is unlikely that the permitting issues will be clarified until mid-2009.

Though we have been unable to drill the Kestane area, we have drilled about 3,000m on the balance of the Halilaga Property. In consultation with Fronteer we have identified an additional 1200m of drilling to complete testing of the most compelling targets in the Bakirlik area of the Halilaga Property. We are proceeding with this drilling, notwithstanding the permitting issues on Kestane.

We propose that the Halilaga Agreement, as amended previously by the 2007 Amendment, be further amended as follows:

1. By deleting numbered paragraph 1 of the 2007 Amendment and replacing it with the following:

"1. The date by which TCAM shall be entitled to deliver a 12-2 Earn Back Notice for the Halilaga Property is extended to the earlier of (i) December 31, 2009; or (ii) the date which is

six months after the date of receipt of drill permit approvals that would permit TCAM to perform the drilling in the Kestane area referenced in numbered paragraph 2 below."

2. By deleting numbered paragraph 2 of the 2007 Amendment and replacing it with the following:

> "2. In consideration of the extension of the date by which TCAM is entitled to deliver the 12-2 Earn Back Notice pursuant to numbered paragraph 1 above, TCAM has agreed with Fronteer that TCAM will:
>
> (a) solely fund and drill on the balance of the Halilaga Property an additional 1,200 meters of drilling on the most compelling targets as agreed through consultation with Fronteer, on or before December 31, 2008.
>
> (b) solely fund and drill, substantially in accordance with the program budget attached to this amending letter agreement (the "**Budget**"), a minimum of 5,000 meters in the Kestane area on the Halilaga Property on or before the earlier of (i) December 31, 2009 or (ii) the date which is six months after the date of receipt of drill permit approvals that would permit TCAM to perform such drilling in the Kestane area. "
>
> The proposed drill holes are shown on the plan attached to the Budget, though TCAM reserves the right to not drill some of those holes or to drill them at other locations.
>
> Failing completion of either such drill programs on or before the dates set out in sections 2(a) and (b) above, the 12-2 Earn Back will be deemed to have terminated.

We also propose that:

(a) paragraph 3 of the 2007 Amendment be amended to replace the words "by January 30, 2009" with the words " in respect of the Expenditures referred to in Section 2(b) above, on or before the date which is the earlier of (i) December 31, 2009 or (ii) the date which is six months after the date of receipt of drill permit approvals that would permit TCAM to drill the Kestane area, and in respect of the Expenditures referenced in Section 2(a) above, on or before December 31, 2008." In addition, the two references to the words "due date" in paragraph 3 of the 2007 Amendment shall be replaced with the words "due dates";

(b) all drilling to be completed by TCAM as contemplated in this amending letter agreement shall be diamond core drilling and not reverse circulation drilling;

(c) all additional costs for community consultation or engagement in respect of the drilling to be completed by TCAM as contemplated under this amending letter agreement shall be borne solely by TCAM and not as credit as an Expenditure under the Halilaga Agreement;

(d) Fronteer shall have timely access to and the right to retain copies of all data and drill results and TCAM shall provide such data and drill results and access thereto to Fronteer in a timely manner;

(e) TCAM shall consult in advance with Fronteer in the design and technical aspects of the remaining 2008 drill programs and all 2009 drill programs to be completed by TCAM as contemplated under this amending letter agreement and TCAM shall consider in good faith all comments of Fronteer in respect thereof;

(f) The Budget attached to this amending letter agreement shall be incorporated as a schedule to the 2007 Amendment (as amended by this amending letter agreement); and

(g) All of the expenditures incurred by TCAM pursuant to its performance of the terms of this amending letter agreement shall be solely in consideration of the extension of the date by which TCAM shall be entitled to deliver for the 12-2 Earn Back Notice in accordance with the terms of the Halilaga Agreement as amended by the terms hereof and, in no event, shall entitle TCAM to earn any additional interest in and to the Halilaga Property, the Halilaga Agreement or the corporate entity by which title to the Halilaga Property is held.

If the foregoing is acceptable to you would you please sign and return the enclosed copy of this letter, whereupon the Halilaga Agreement, as amended by the 2007 Amendment, shall be further amended accordingly, and which Halilaga Agreement shall otherwise continue in full force and effect including, without limitation, the terms of numbered paragraph 4 of the 2007 Amendment.

Yours truly,

TECK COMINCO ARAMA VE MADENCILIK SANAYI TICARET A.S.

By: ______________________
Anthony Zoobkoff
Vice Chairman

The undersigned confirms its agreement with the foregoing with effect as of the date of this amending letter agreement.

FRONTEER DEVELOPMENT GROUP INC. for itself and **FRONTEER EURASIA MADENCILIK LTD. STI**

By: ______________________
(Mark O'Dea
President, Fronteer Development Group Inc.)

cc. Adrian King, Alex Christopher